UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

PSM Holdings, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

69364D 10 6

(CUSIP Number)

Michael Margolies

1615 Congress Ave.

Suite 103

Delray Beach, Florida 33445

(212) 920-8772

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person MICHAEL MARGOLIES i.r.s. identification no. of above person (entities only)
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 10,951,132 shares
	8	shared voting power 149,352,381 SHARES
	9	sole dispositive power 10,951,132 shares
	10	shared dispositive power 149,352,381 SHARES
11	aggregate amount beneficially owned by each reporting person 160,303,513 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 82.14%
14	type of reporting person* IN

1	name of reporting person LB MERCHANT PSMH-1, LLC i.r.s. identification no. of above person (entities only) EIN 32-0393387
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Florida
number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 61,548,067 shares
	9	sole dispositive power 0 shares
shared dispositive power 61,548,067 shares
11	aggregate amount beneficially owned by each reporting person 61,548,067 Shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 58.27%
14	type of reporting person* OO

1	name of reporting person LB MERCHANT PSMH-2, LLC i.r.s. identification no. of above person (entities only) EIN 46-4994784
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Florida
number of shares beneficially owned by each reporting person with	7	sole voting power 79,804,879 shares
	8	shared voting power 0 SHARES
	9	sole dispositive power 79,804,879 shares
	10	shared dispositive power 0 SHARES
11	aggregate amount beneficially owned by each reporting person 79,804,879 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 64.41%
14	type of reporting person* OO

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 amends the Schedule 13D filed on April 11, 2014, by Michael Margolies (“Mr. Margolies”), an individual, LB Merchant PSMH-1, LLC (“PSMH-1”), a Florida limited liability company, and LB Merchant PSMH-2, LLC (“PSMH-2”), a Florida limited liability company, (the “Original Filing”) and the amended filing made on June 30, 2015 by Mr. Margolies, PSMH-1, PSMH-2, and LB Merchant PSMH-3, LLC (“PSMH-3”), a Florida limited liability company, relating to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of PSM Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms not defined herein shall have the meanings given to them in the Original Filing.

The address of PSM Holdings, Inc., a Delaware corporation (the “Issuer”) is 1109 N. Bryant Ave., Suite 110 Edmond, Oklahoma 73034.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person, as defined below, constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Original Filing is hereby amended and restated in its entirety as follows:

This Schedule 13D Statement is hereby filed jointly by Mr. Margolies, PSMH-1, and PSMH-2, LLC (collectively, the “Reporting Persons”).

Mr. Margolies is the managing member of PSMH-1, PSMH-2, PSMH-3, and LB Merchant PSMH-4, LLC (“PSMH-4”), a Florida limited liability company. In addition to being the managing member of these entities, from June 2009 to the present, Mr. Margolies has been the Chief Executive Officer and Chairman of Littlebanc Advisors, LLC. Due to his relationship to PSMH-1, PSMH-2, PSMH-3, and PSMH-4, Mr. Margolies may be deemed to have shared voting and investment power with respect to the shares of Common and Preferred Stock beneficially owned by these entities. As such, Mr. Margolies may be deemed to have shared beneficial ownership over such shares of Preferred and Common Stock.

Mr. Margolies is also a Director of the Issuer and is a citizen of the United States.

The principal business address of each Reporting Person is 1615 Congress Avenue, Suite 103 Delray Beach, FL 33445.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Filing is hereby amended and restated in its entirety as follows:

On February 4, 2013, PSMH-1 acquired 3,200 shares of Series A 6% Convertible Preferred Stock (the “Series A Preferred Shares”) at $1,000 per share for an aggregate of $3,200,000. These Series A Preferred Shares were initially convertible into 15,416,667 shares of Common Stock and, due to adjustments are now convertible into 61,512,500 shares of Common Stock (These securities were issued prior to the Issuer’s registration of its Common Stock pursuant to the Securities Exchange Act of 1934, as amended, on June 28, 2013.).

On November 6, 2013, the Issuer issued 39,741 shares of Common Stock to an entity controlled by Mr. Margolies in lieu of compensation in the amount of $7,500 payable under a consulting agreement between the Issuer and such entity.

From November 18, 2013 through December 5, 2013, Mr. Margolies acquired 175,000 shares of Common Stock in open market broker transactions for an aggregate of $50,425.

Effective February 12, 2014, the Issuer entered into a short-term Loan Agreement dated February 10, 2014, with Mr. Margolies and others, pursuant to which Mr. Margolies loaned $125,000 to the Issuer and received warrants to purchase 50,000 shares of Common Stock.

On March 13, 2014, the Issuer entered into a Loan Agreement with PSMH-1, pursuant to which PSMH-1 loaned $500,000 to the Issuer and received warrants to purchase 50,000 shares of Common Stock.

On April 1, 2014, PSMH-2 acquired 1,800 shares of Series C 6% Convertible Preferred Stock (the “Series C Preferred Shares”) at $1,000 per share for an aggregate of $1,800,000. These Series C Preferred Shares were initially convertible into 22,500,000 shares of Common Stock and, due to adjustment are now convertible into 79,799,400 shares of Common Stock. In connection with the closing of this funding, Mr. Margolies received warrants to purchase 1,985,990 shares of Common Stock for no additional consideration.

On November 12, 2014, the Issuer entered into a Loan Agreement pursuant to which, PSMH-1 and PSMH-2 each received four tenths (0.40) of one common stock purchase warrant for each $1.00 loaned to the Issuer (totaling 28,000 Warrants).

On November 26, 2014, PSMH-3 acquired 612.5 shares of Series E 6% Convertible Preferred Stock (the “Series E Preferred Shares”) at $1,000 per share for an aggregate of $612,500. These Series E Preferred Shares were initially convertible into 61,250,000 shares of Common Stock and, due to adjustment are now convertible into 79,931,200 shares of Common Stock. In connection with the closing of this funding, Mr. Margolies received warrants to purchase 1,985,990 shares of Common Stock for no additional consideration.

On December 15, 2014, PSMH-3 acquired 210 Series E Preferred Shares at $1,000 per share for an aggregate of $210,000. These Series E Preferred Shares were initially convertible into 21,000,000 shares of Common Stock and, due to adjustment are now convertible into 27,405,000 shares of Common Stock. Mr. Margolies received warrants to purchase 10,000,000 shares of Common Stock as placement agent for the transaction.

On May 25, 2015, Mr. Margolies, PSMH-1, and PSMH-2 received a total of 10,817,178 shares of Common Stock through cashless exercise of warrants.

On March 30, 2016, the Issuer, filed the Second Amended and Restated Certificate of Designations, Preferences and Rights of Series E 6% Convertible Preferred Stock (the “Amended Designation”) which added, among other things, a limitation on conversion into common shares of up to 4.99%.

On April 6, 2016, the Issuer entered into a Stock Purchase Agreement with PSMH-4, providing for the issuance and sale of 512.5 shares of Series E 6% Convertible Preferred Stock at a purchase price of $1,000 per share for an aggregate of $512,500. These Series E Preferred Shares were initially convertible into 51,250,000 shares of Common Stock and, due to adjustment are now convertible into 51,976,213 shares of Common Stock. Mr. Margolies received warrants to purchase 4,347,000 shares of Common Stock as placement agent for the transaction.

The closing of the transaction on April 6, 2016 also triggered adjustments to the conversion prices on the Series A Preferred Shares and the Series C Preferred Shares which increased the amount of common shares into which such preferred shares are convertible.

The personal funds of Mr. Margolies were used to purchase the shares of Common Stock owned by him. The funds of PSMH-1, PSMH-2, PSMH-3, and PSMH-4 paid to the Issuer in exchange for the Series A Preferred Shares, the Series C Preferred Shares, and the Series E Preferred Shares, and the warrants constituted the working capital of the each entity derived from investment in such entities by Mr. Margolies and third parties. None of the funds were borrowed by the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Filing is hereby amended and restated in its entirety as follows:

Except as disclosed below, the Reporting Persons have acquired beneficial ownership of the securities for investment purposes and will evaluate their investment in the securities on a continual basis. The Reporting Persons have no plans or proposals that would relate to or would result in: the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; any extraordinary corporate transaction involving the Issuer; a sale or transfer of a material amount of assets of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any material change in the operating policies or corporate structure of the Issuer; any change in the Issuer's charter or by-laws; the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter market; or causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

In connection with the purchase of the Series A Preferred Shares, two persons, including Mr. Margolies, were appointed to the board of directors of the Issuer, and one person was appointed to the Compensation Committee. The Certificate of Designations, Preferences and Rights for the Series A 6% Convertible Preferred Stock, as amended, the Certificate of Designations, Preferences and Rights for the Series C 6% Convertible Preferred Stock, as amended, and the Certificate of Designations, Preferences and Rights for the Series E 6% Convertible Preferred Stock, as amended, provide that the holders of the Series A, Series C, and Series E Preferred Shares are entitled as a joint class to elect two of the five directors, or upon an event of default, to require an increase in the number of directors to seven persons and to elect four of the directors. The directors elected by the Series A, Series C, and Series E Preferred Shares are entitled to appoint one member of the Compensation Committee.

From October 15, 2014 until June 30, 2016, the Issuer has failed to make mandatory dividend payments to the holders of Series A, C and E Preferred Stock (the “Preferred Stock”). Each accrued and unpaid dividend increases the convertible amount pursuant to the formula contained in the Certificate of Designation for the Preferred Stock. Under the Certificates of Designation for the Preferred Stock, and the non-payment of dividends for two quarters constitutes an event of default. A one-time five business day cure period is allowed for the second non-payment. Under the Certificate of Designation for the Preferred Stock, an event of default is triggered by the occurrence of an event of default under the Certificates of Designation for the Preferred Stock.

The Issuer has failed to make dividend payments to the holders of the Preferred Stock and the five business day cure period passed; this constituted an event of default under the Certificates of Designation for the Preferred Stock. Under the Certificates of Designation for the Preferred Stock (the “Preferred Holders”), if an event of default occurs, the Preferred Holders, voting together as a separate class, have the right to increase the number of directors of the Issuer to seven persons and then have the right to elect or appoint, remove and re-appoint four directors of the Issuer. Directors appointed by the Preferred Holders may only be removed by the holders of a majority of the Preferred Holders voting jointly.

The Reporting Persons have no rights to appoint additional or different members to the board of directors of the Issuer and have no plans or proposals to do so or to change the number or terms of directors or to fill any existing vacancies on the board of the Issuer. The Preferred Holders have the right to vote the shares on an as-converted basis with the Common Stock for the election of directors and other matters, except as limited in the certificates of designations for each series.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-3(a), at the close of business on May 23, 2016, the Issuer had 44,104,648 shares of Common Stock issued and outstanding as reported in the Issuer’s current report on Form 8-K, filed with the Commission on May 23, 2016. Of the total shares beneficially owned by the Reporting Persons:

(i)

Mr. Margolies beneficially owns 160,303,513 shares of Common Stock (consisting of 10,951,132 shares owned by him; 39,741 shares owned by an entity of which Mr. Margolies is managing member; 10,000 shares owned by a trust of which Mr. Margolies is trustee; 61,512,500 shares issuable upon conversion of 3,700 Series A Preferred Shares owned by PSMH-1 and 35,567 shares owned by PSMH-1; 79,799,400 shares issuable upon conversion of 1,800 Series C Preferred Shares held by PSMH-2 and 5,479 shares owned by PSMH-2, and 7,949,694 (giving effect to the 4.99% limitation upon conversion) shares issuable upon conversion of an aggregate of 1,335 Series E Preferred Shares held by PSMH-3 and PSMH-4, respectively), which constitutes approximately 82.14% of the outstanding shares of each class.

(ii)

PSMH-1 beneficially owns 61,548,067 shares of Common Stock (consisting of 61,512,500 shares issuable upon conversion of 3,700 Series A Preferred shares owned by it and 35,567 shares), which constitutes approximately 58.27% of the outstanding shares;

(iii)

PSMH-2 beneficially owns 79,804,879 shares of Common Stock (consisting of 79,799,400 shares issuable upon conversion of 1,800 Series C Shares owned by it and 5,479 shares), which constitutes approximately 64.41% of the outstanding shares; and

On March 30, 2016, the Issuer, filed the Amended Designation which eliminated PSMH-3 as a Reporting Person.

The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Filing is hereby amended and restated in its entirety as follows:

In connection with the acquisition of the Series A Preferred Shares, PSMH-1 entered into the Stock Purchase Agreement dated February 4, 2013, with the Issuer (the “SPA #1”). This agreement was subsequently amended on April 1, 2014. The voting rights of the Series A Preferred Shares were established in the Certificate of Designations, Preferences and Rights of the Series A 6% Convertible Preferred Stock, as amended on April 1, 2014. As the managing member of PSMH-1, Mr. Margolies shares with PSMH-1 the voting power and the investment power over the Series A Preferred Shares acquired at the closing of the SPA #1. In connection with this closing, Mr. Margolies received warrants to purchase 695,630 shares of Common Stock.

On February 5, 2013, the Issuer entered into a consulting agreement with LB Consulting, LLC, an entity controlled by Mr. Margolies. On November 6, 2013, the Issuer awarded 39,741 shares of Common Stock to this entity in lieu of fees payable.

Effective February 12, 2014, the Issuer entered into a short-term Loan Agreement dated February 10, 2014, with Mr. Margolies and others, pursuant to which Mr. Margolies loaned $125,000 to the Issuer and received warrants to purchase 50,000 shares of Common Stock.

On March 13, 2014, the Issuer entered into a Loan Agreement with PSMH-1, pursuant to which PSMH-1 loaned $500,000 to the Issuer and received warrants to purchase 50,000 shares of Common Stock.

In connection with the acquisition of the Series C Preferred Shares, PSMH-2 entered into the Stock Purchase Agreement dated April 1, 2014, with the Issuer (the “SPA #2”). The voting rights of the Series C Preferred Shares were established in the Certificate of Designations, Preferences and Rights of the Series C 6% Convertible Preferred Stock. As the managing member of PSMH-2, Mr. Margolies shares with PSMH-2 the voting power and the investment power over the Series C Preferred Shares acquired at the closing of the SPA #2. In connection with this closing, Mr. Margolies received warrants to purchase 1,985,990 shares of Common Stock.

On November 12, 2014, the Issuer entered into a Loan Agreement (the “Loan Agreement”) with LB Merchant PSMH-1 and PSMH-2 (each a “Lender”). Under the terms of the Loan Agreement, PSMH-1 agreed to loan $40,000 and PSMH-2 agreed to loan $30,000 for operating expenses of the Issuer and its operating subsidiary, as well as to fund growth of the Issuer. The funds were received by the Issuer on November 12, 2014. The loan is evidenced by a 10% Convertible Promissory Note (the “Note”) which bears interest at 10% per annum and matures November 12, 2015, unless extended through mutual consent. The Note is convertible at the per share rate of common stock sold pursuant to a Qualified Offering by the Issuer. The term “Qualified Offering” means one or more offerings (whether or not proceeds are received by the Issuer pursuant to such offering) of debt or equity securities of the Issuer to non-affiliates in the aggregate amount of at least $1,000,000 commenced after the Note issuance date. The conversion price is determined by the lowest of either the offering price per common share or the conversion or exercise price for common stock in any such Qualified Offering. In addition, each Lender received four tenths (0.40) of one common stock purchase warrant (the “Warrants”) for each $1.00 loaned to the Issuer (totaling 28,000 Warrants). Each five-year Warrant is exercisable at $0.40 per share, subject to adjustment in the event of the issuance of additional common shares or common stock equivalents at less than the exercise price. The Warrants also provide for cashless exercise. The Warrants are not transferable or assignable without the prior consent of the Issuer.

On November 26, 2014, the Issuer entered into a Stock Purchase Agreement dated effective November 24, 2014 (the “Series E SPA”) providing for the issuance and sale of up to $1,250,000 of the Issuer’s Series E Preferred Stock. The first closing of the Series E SPA occurred on November 26, 2014, with 612.5 shares of Series E Preferred Stock being sold to PSMH-3. On December 15, 2014, the second closing of the Series E SPA occurred with 210 shares of Series E Preferred Stock being sold to PSMH-3.

On April 6, 2016, the Issuer entered into a Stock Purchase Agreement with PSMH-4, providing for the issuance and sale of 512.5 shares of Series E 6% Convertible Preferred Stock at a purchase price of $1,000 per share for an aggregate of $512,500. Mr. Margolies received warrants to purchase 4,347,000 shares of Common Stock as placement agent for the transaction.

On March 26, 2015, Michael Margolies was appointed to the Compensation Committee and was made Chairman of the committee. This action was recommended by the Board of Directors and agreed to by the holders of the Series A, C, and E Preferred Stock which have the right to make such appointments.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

	Incorporated by Reference				Filed
Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Herewith
Joint Filing Undertaking					Exhibit A
Stock Purchase Agreement dated April 1, 2014	8-K	000-54988	10.1	4/3/14
Form of Common Stock Purchase Warrant dated April 1, 2014, with list of Warrant Holders	8-K	000-54988	10.2	4/3/14
Stock Purchase Agreement dated February 4, 2013	8-K	333-151807	99.1	2/7/13
Amendment and Waiver dated April 1, 2014, to Stock Purchase Agreement dated February 4, 2013	8-K	000-54988	10.3	4/3/14
Form of Warrant Dated February 5, 2013	8-K	333-151807	99.2	2/7/13
Form of Amendment No. 1 dated April 1, 2014, to Common Stock Purchase Warrant dated February 5, 2013, with list of Warrant Holders	8-K	000-54988	10.4	4/3/14
Loan Agreement dated February 10, 2014	8-K	000-54988	99.1	2/19/14
Form of 10% Convertible Promissory Note dated February 10, 2014	8-K	000-54988	99.2	2/19/14
Form of Warrants dated February 10, 2014	8-K	000-54988	99.3	2/19/14
Loan Agreement dated March 13, 2014	SC 13D	005-87574	Exhibit B	4/11/14
Form of 10% Convertible Promissory Note dated March 13, 2014	SC 13D	005-87574	Exhibit C	4/11/14
Form of Warrants dated March 13, 2014	SC 13D	005-87574	Exhibit D	4/11/14
Independent Contactor Agreement dated February 5, 2013, with LB Consulting LLC	8-K	333-151807	99.2	2/13/13
Loan Agreement dated November 12, 2014	8-K	000-54988	99.1	11/18/14

	Incorporated by Reference				Filed
Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Herewith
10% Convertible Promissory Note	8-K	000-54988	99.2	11/18/14
Form of Warrant dated November 12, 2014	8-K	000-54988	99.3	11/18/14
Certificate of Designation, Preferences, and Rights of Series E 6% Convertible Preferred Stock of the Issuer	8-K	000-54988	3.1	12/2/14
Second Amended and Restated Certificate of Designation, Preferences, and Rights of Series A 6% Convertible Preferred Stock	8-K	000-54988	3.2	12/2/14
Amended and Restated Certificate of Designation, Preferences, and Rights of Series C 6% Convertible Preferred Stock	8-K	000-54988	3.4	12/2/14
Stock Purchase Agreement dated November 24, 2014	8-K	000-54988	10.1	12/2/14
Amendment dated November 24, 2014, to Stock Purchase Agreement dated February 4, 2013, as amended April 1, 2014	8-K	000-54988	10.2	12/2/14
Amendment dated November 24, 2014, to Stock Purchase Agreement dated April 1, 2014	8-K	000-54988	10.3	12/2/14
Form of Placement Agent Warrant for Series E	8-K	000-54988	99.1	12/18/14
Amendment #1 to Stock Purchase Agreement dated December 15, 2014	8-K	000-54988	99.2	12/18/14
Form of Warrant Agreement	10-Q	000-54988	10.2	2/22/16
First Amended and Restated Certificate of Designation, Preferences, and Rights of Series E 6% Convertible Preferred Stock	10-Q	000-54988	3.1	2/22/16
Second Amended and Restated Certificate of Designation, Preferences, and Rights of Series E 6% Convertible Preferred Stock	8-K	000-54988	3.1	4/5/16
Stock Purchase Agreement dated April 6, 2016	8-K	000-54988	99.1	4/12/16

SIGNATURE PAGE FOLLOWS

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2016	/s Michael Margolies
Michael Margolies

LB Merchant PSMH-1, LLC

Dated: July 11, 2016	By:	/s/ Michael Margolies
Michael Margolies, Managing Member

LB Merchant PSMH-2, LLC

Dated: July 11, 2016	By:	/s/ Michael Margolies
Michael Margolies, Managing Member

EXHIBIT A

JOINT FILING UNDERTAKING

Each of the undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the Common Shares of PSM Holdings, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

July 11, 2016
(Date)

Michael Margolies

LB Merchant PSMH-1, LLC

Name: Michael Margolies
Title: Authorized Signatory

LB Merchant PSMH-2, LLC

Name: Michael Margolies
Title: Authorized Signatory